 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Spears, Robert F. (Last) (First) (Middle) 15660 N. Dallas Parkway, Suite 500 (Street) Dallas, TX 75248 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lone Star Technologies, Inc. LSS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/18/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President, General Counsel & Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option (right to buy)	$19.0625							(1)	2/17/07	Common Stock	15,000	(8)	3,750	D
Option (right to buy)	$31.28125							(2)	2/19/08	Common Stock	15,000	(8)	15,000	D
Option (right to buy)	$13.00							(3)	2/22/09	Common Stock	30,000	(8)	25,000	D
Option (right to buy)	$34.0625							(4)	2/15/10	Common Stock	30,000	(8)	30,000	D
(Option (right to buy)	$39.27							(5)	2/20/11	Common Stock	25,000	(8)	25,000	D
Option (right to buy)	$15.075							(6)	2/19/12	Common Stock	25,000	(8)	25,000	D
Option (right to buy)	$16.515	02/18/2003		A		20,000		(7)	2/18/13	Common Stock	20,000	(8)	20,000	D

Explanation of Responses:

(1) Cumulative installments of 3,750 shares each on and after February 17, 1998, 1999, 2000 and 2001.
(2) Cumulative installments of 3,750 shares each on and after February 19, 1999, 2000, 2001 and 2002.
(3) Cumulative installments of 7,500 shares each on and after February 22, 2000, 2001, 2002 and 2003.
(4) Cumulative installments of 7,500 shares each on and after February 15, 2001, 2002, 2003 and 2004.
(5) Cumulative installments of 6,250 shares each on and after February 20, 2002, 2003, 2004 and 2005.
(6) Cumulative installments of 6,250 shares each on and after February 19, 2003, 2004, 2005 and 2006.
(7) Cumulative installments of 5,000 shares each on and after February 18, 2004, 2005, 2006 and 2007.
(8) Employee stock option granted under 1985 Long-Term Incentive Plan of Issuer.

By:	Date:
/s/ Robert F. Spears	02/19/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Spears, Robert F. (Last) (First) (Middle) 15660 N. Dallas Parkway, Suite 500 (Street) Dallas, TX 75248 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Lone Star Technologies, Inc. LSS	Statement for (Month/Day/Year) 02/18/2003

The filing of this statement shall not be deemed an admission that the Reporting Person is, for purpose of Section 16 of the Act or otherwise, the beneifial owner of any equity securities covered by this statement.